Announcement of Tender Offers for Any and All of the 2027 Notes and a
portion of the 2028 Notes by Nexa Resources S.A.

Luxembourg, April 1, 2024 – Nexa Resources S.A. (“Nexa Resources”, “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announced today that it has commenced:

(1)	a cash tender offer (the “2027 Tender Offer”) for any and all of its outstanding 5.375% Notes due 2027 (the “2027 Notes”) (144A CUSIP / ISIN Nos. 91832C AA4/US91832CAA45 and Reg S CUSIP / ISIN Nos. P98118 AA3/USP98118AA38); and

(2)	a cash tender offer (the “2028 Tender Offer” and, together with the 2027 Tender Offer, the “Tender Offers”) for up to a Maximum Payment Amount (as defined below) of its outstanding 6.500% Notes due 2028 (the “2028 Notes” and, together with the 2027 Notes, the “Notes”) (144A CUSIP / ISIN Nos. 65290D AA1/US65290DAA19 and Reg S CUSIP / ISIN Nos. L67359 AA4/USL67359AA48). “Maximum Payment Amount” means (1) US$600.00 million less (2) the aggregate amount the holders of the 2027 Notes are entitled to receive as consideration for the 2027 Notes validly tendered and accepted for purchase pursuant to the 2027 Tender Offer, including the payment of any premiums, Accrued Interest (as defined herein) and costs and expenses incurred in connection therewith.

Each of the Notes is fully, unconditionally, and irrevocably guaranteed by Nexa Resources Cajamarquilla S.A., Nexa Resources Perú S.A.A. and Nexa Recursos Minerais S.A.

The following table sets forth the consideration for each series of Notes:

Title of Security	Principal Amount Outstanding	Maximum Acceptance Limit	Total Consideration(1)
5.375% Notes due 2027	US$700.00 million	Any and All	US$1,000.00
6.500% Notes due 2028	US$500.00 million	Maximum Payment Amount(2)	US$1,020.00

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(1)	The amount to be paid for each US$1,000.00 principal amount of the applicable Notes (as defined herein) validly tendered and accepted for purchase. The 2028 Tender Offer Consideration includes a 2028 Early Tender Payment of US$30.00 for each US$1,000.00 principal amount of 2028 Notes due to Holders of the 2028 Notes who validly tender 2028 Notes on or prior to the 2028 Early Tender Date. Holders of 2028 Notes who validly tender 2028 Notes after the 2028 Early Tender Date but at or prior to the 2028 Expiration Date will only be eligible to receive the 2028 Tender Offer Consideration of US$990.00. In addition, Accrued Interest will be paid in each case.
(2)	Equals (1) US$600.00 million less (2) the aggregate amount 2027 Holders are entitled to receive for the 2027 Notes validly tendered and accepted for purchase pursuant to the 2027 Tender Offer, including the payment of any premiums, Accrued Interest and costs and expenses incurred in connection therewith.

The 2027 Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on April 5, 2024, unless extended or earlier terminated as described in this press release (such time and date, as may be extended, the “2027 Expiration Date”). Holders of 2027 Notes must validly tender (and not validly withdraw) their 2027 Notes or deliver a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), at or prior to the 2027 Expiration Date to be eligible to receive the 2027 Consideration (as defined herein), plus Accrued Interest (as defined herein). Validly tendered 2027 Notes may be validly withdrawn at any time at or prior to the 2027 Expiration Date, unless extended or earlier terminated as described below, but not thereafter (the “2027 Notes Withdrawal Deadline”).

The 2028 Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on April 29, 2024, unless extended (such time and date, as it may be extended, the “2028 Expiration Date”). Holders of 2028 Notes who validly tender (and do not validly withdraw) their 2028 Notes at or prior to 5:00 p.m., New York City time, on April 12, 2024, unless extended by us (such time and date, as it may be extended, the “2028 Early Tender Date”), in the manner described herein will be eligible to receive the 2028 Total Consideration (as defined herein), which includes the 2028 Early Tender Payment (as defined herein), plus Accrued Interest (as defined herein). Holders of 2028 Notes who validly tender 2028 Notes after the 2028 Early Tender Date but at or prior to the 2028 Expiration Date in the manner described herein will not be eligible to receive the 2028 Early Tender Payment and will therefore only be eligible to receive the 2028 Tender Offer Consideration (as defined herein), plus Accrued Interest (as defined herein). 2028 Notes that have been validly tendered pursuant to the 2028 Tender Offer may be validly withdrawn prior to the 2028 Early Tender Date but not thereafter except as may be required by applicable law (as determined by us) (the “2028 Notes Withdrawal Deadline”). There is no guaranteed delivery mechanism provided for the 2028 Tender Offer.

The consideration for each US$1,000.00 principal amount of 2027 Notes validly tendered (and not validly withdrawn) at or prior to the 2027 Notes Withdrawal Deadline and accepted for purchase pursuant to the 2027 Tender Offer will be US$1,000.00 (the “2027 Tender Offer Consideration”).

The “2028 Total Consideration” for each US$1,000.00 principal amount of 2028 Notes validly tendered (and not validly withdrawn) at or prior to the 2028 Notes Withdrawal Deadline and accepted for purchase pursuant to the 2028 Tender Offer will be US$1,020.00, which includes an early tender payment equal to US$30.00 (the “2028 Early Tender Payment”). 2028 Holders who validly tender 2028 Notes after the 2028 Early Tender Date but at or prior to the 2028 Expiration Date, and whose 2028 Notes are accepted for purchase, will not be entitled to receive the 2028 Early Tender Payment, and will therefore be entitled to receive, for each US$1,000.00 principal amount of 2028 Notes accepted for purchase, US$990.00 (the “2028 Tender Offer Consideration”).

Each of the 2027 Tender Offer Consideration, the 2028 Total Consideration and the 2028 Tender Offer Consideration is referred to herein as “Consideration.” Any payment of Consideration will be paid together with accrued and unpaid interest on the applicable series of Notes from the last interest payment date on such series of Notes preceding the applicable Settlement Date to, but not including such Settlement Date (“Accrued Interest”).

Withdrawal rights with respect to tendered 2027 Notes will terminate immediately prior to the 2027 Notes Withdrawal Deadline. Accordingly, following the 2027 Notes Withdrawal Deadline, 2027 Notes validly tendered, including 2027 Notes tendered thereafter, may no longer be validly withdrawn except in certain limited circumstances where additional withdrawal rights are required by applicable law. Holders of the 2027 Notes who have validly tendered and not validly withdrawn 2027 Notes at or prior to the 2027 Notes Withdrawal Deadline and whose 2027 Notes are accepted for purchase shall receive payment for each US$1,000.00 principal amount of such accepted 2027 Notes on a settlement date expected to be within three business days following the 2027 Expiration Date or as promptly as practicable thereafter (the “2027 Settlement Date”).

Withdrawal rights with respect to tendered 2028 Notes will terminate on the 2028 Notes Withdrawal Deadline. Accordingly, following the 2028 Notes Withdrawal Deadline, 2028 Notes validly tendered, including 2028 Notes tendered prior to the 2028 Notes Withdrawal Deadline and 2028 Notes tendered thereafter, may no longer be validly withdrawn except in certain limited circumstances where additional withdrawal rights are required by applicable law. Holders of 2028 Notes who have validly tendered and not validly withdrawn 2028 Notes at or prior to the 2028 Notes Withdrawal Deadline and whose 2028 Notes are accepted for purchase will, if we so elect, receive payment for each US$1,000.00 principal amount of such accepted 2028 Notes on a settlement date before the 2028 Expiration Date (the “2028 Notes Early Settlement Date”). If, in our sole discretion, we do not elect to pay for such tendered 2028 Notes prior to the 2028 Expiration Date, then all 2028 Notes accepted for purchase in the 2028 Tender Offer will be settled at the 2028 Final Settlement Date (as defined below). We will make payment for 2028 Notes validly tendered after the 2028 Early Tender Date but at or prior to the 2028 Expiration Date and accepted for purchase by us on the settlement date that is expected to be one business day following the 2028 Expiration Date or as promptly as practicable thereafter (the “2028 Final Settlement Date”). Each of the Early Settlement Date and the Final Settlement Date is referred to in this Offer to Purchase as a “Settlement Date”.

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If the purchase of the 2028 Notes validly tendered and not validly withdrawn at or prior to the 2028 Notes Withdrawal Deadline would cause us to spend more than the Maximum Payment Amount (including Accrued Interest), then the 2028 Tender Offer will be oversubscribed at the 2028 Early Tender Date, and we will accept for purchase an amount of 2028 Notes on a prorated basis according to the principal amount of such 2028 Notes, such that we spend the Maximum Payment Amount (including Accrued Interest). In this case, we will not accept for purchase any 2028 Note tendered after the 2028 Early Tender Date. When proration of tendered Notes is required, the principal amount of Notes tendered by a Holder will be multiplied by the proration rate and then rounded down to the nearest $1,000.00 increment.

Our obligation to purchase Notes in the Tender Offers is subject to the satisfaction or waiver of a number of conditions described in the Offer Documents, including the pricing of and receipt of proceeds from a new notes offering, denominated in U.S. Dollars, generating net proceeds in an amount that is sufficient to effect the repurchase of the 2027 Note and the 2028 validly tendered and accepted for purchase pursuant to the Tender Offers. Neither Tender Offer is conditioned upon the tender of any minimum principal amount of Notes of such series or of the other series. However, the 2028 Tender Offer is subject to the Maximum Payment Amount.

Subject to applicable law, we reserve the right to waive any condition to the Tender Offers, and to extend, terminate or amend any terms of Tender Offers, including with respect to the Minimum Payment Amount.

The complete terms and conditions of the Tender Offers are described in the Offer to Purchase, dated April 1, 2024 (the “Offer to Purchase”), and the corresponding Notice of Guaranteed Delivery (together, the “Offer Documents”).  Copies of the Offer Documents may be obtained from D.F. King & Co., Inc., the tender and information agent for the Tender Offers (the “Tender and Information Agent”).  Requests for copies of the Offer Documents should be directed to the Tender and Information Agent at www.dfking.com/nexa or +1 (800) 859-8509 (U.S. toll free) and +1 (212) 269-5550 (collect) or by email to nexa@dfking.com.

Nexa Resources reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason.  Nexa Resources is making the Tender Offers only in those jurisdictions where it is legal to do so.

Nexa Resources has engaged BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Mizuho Securities USA LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to BBVA Securities Inc. by telephone at +1 (800) 422-8692 (toll free) or +1 (212) 728-2303 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), HSBC Securities (USA) Inc. at +1 (888) 4722-456 (toll free) or +1 (212) 525-5552 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), MUFG Securities Americas Inc. at +1 (877) 744-4532 (toll free) or +1 (212) 405-7481 (collect) and Mizuho Securities USA LLC at +1 (866) 271-7406 (toll free) or +1 (212) 205-7736 (collect).

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None of Nexa Resources, the Dealer Managers, the Tender and Information Agent or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders of Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers, and other information applicable to each Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Each Tender Offer is being made solely by means of the Offer to Purchase and the corresponding Notice of Guaranteed Delivery. The Tender Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Nexa Resources by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in the state of Minas Gerais in Brazil. Nexa is ramping up Aripuanã, its sixth mine, in the state of Mato Grosso in Brazil. Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is located in Cajamarquilla, Peru, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2023 and one of the top five metallic zinc producers worldwide in 2023, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of mineral resource and mineral reserve estimates; timing of commencement of production; exploration potential and results; and the timing and receipt of necessary permits for future operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

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These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresouces.com

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